EXHIBIT 99.2
                                                                    ------------

[GRAPHIC & PHOTOGRAPHS OMITTED]
[LOGO -- CANADIAN NATURAL]

                                                                   PRESS RELEASE



                       CANADIAN NATURAL RESOURCES LIMITED
        QUARTERLY UPDATE ON THE PROGRESS OF THE HORIZON OIL SANDS PROJECT
                            AND OTHER CORPORATE ITEMS
            CALGARY, ALBERTA - APRIL 22, 2005 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") is pleased to provide a quarterly update on the Horizon Oil Sands Project ("Horizon Project"). The Company's present intention, on a go-forward basis, is to provide an update at the end of each quarter throughout the Phase 1 period.

"The Horizon Project continues on budget and on schedule" commented Real Doucet, Senior Vice-President, Oil Sands. "Following the sanctioning of the Horizon Project by the Board of Directors in February 2005, we have now awarded in excess of C$3 billion of contracts for Phase 1 under fixed price arrangements."

HORIZON PROJECT STATUS SUMMARY
                                              MARCH 31, 2005    JUNE 30, 2005
                                              --------------    -------------
                                           ACTUAL       PLAN             PLAN
                                           ------       ----             ----
         Work progress (cumulative)            2%         2%               6%
         Capital spending (cumulative)         2%         2%               7%

    ACCOMPLISHED DURING FIRST QUARTER

    o All Engineer, Procure and Construct ("EPC") contractors for process plants have kicked off detailed engineering and mobilized their teams. Canadian Natural has located professional personnel into engineering contractors' offices located in Alberta, California, Michigan and Italy to ensure quality, operability, integrity of design, and co-ordination of construction planning.

    o    Site clearing for the mine site is over 66% complete and on schedule.

    o Site infrastructure such as temporary power and natural gas has been completed on schedule.

    o Site grading and installation of deep underground facilities such as electrical, natural gas, water and sewage are approximately 10% complete overall and on schedule.

    o    Total site man-hours to date are approximately 850,000.

    o There are 359 Canadian Natural employees on the Horizon Project, augmented by 531 contractors and 358 construction workers on site.

    o Completed drilling program of 122 stratigraphic delineation wells on the Company's oil sands mining leases.

    SECOND QUARTER MILESTONES

    o    Turnover of the Coker foundations area to the contractor.

    o    Complete temporary water and sewage treatment plants.

    o    Complete site clearing.

OTHER CORPORATE ITEMS

In order to ensure adequate free cash flow from conventional crude oil and natural gas operations to fund the Horizon Project, the Company's Board of Directors amended, in the first quarter of 2005, the Company's hedge policy. Under this revised policy, Management may hedge up to 75% of the near 12 months estimated production, up to 50% of the following 13 to 24 month estimated production, and up to 25% of production expected in months 25 through 48. Based on this amended policy, approximately 70% of expected 2005 and 50% of expected 2006 crude oil volumes have been hedged through the use of collars. Approximately 67% of expected 2005 and 40% of expected 2006 natural gas volumes have been similarly hedged through the use of collars. Details of current hedge positions are as follows and may also be found on the Company's website at HTTP://WWW.CNRL.COM/INVESTOR_INFO/CORPORATE_GUIDANCE/HEDGING.HTML.

                                                                          PAGE 2
================================================================================

As at March 31, 2005:
                                          LAST NINE MONTHS, 2005        2006        2007
                                          ----------------------        ----        ----
Crude Oil
   WTI based hedge volumes (mbbl/d)
   --------------------------------
   Puts (US$ based)                                           74          --         123

   Collars (US$ based)                                       243         175          --
   Collars (C$ based)                                         --          22          --
                                                          ------      ------      ------
   Total Collars                                             243         197          --

   WTI hedge prices
   ----------------
   Puts (US$/bbl)                                         $30.14          --      $29.30
   Collars Floor (US$/bbl)                                $40.50      $38.42          --
   Collars Ceiling (US$/bbl)                              $51.35      $49.03          --
   Collars Floor (C$/bbl)                                     --      $46.53          --
   Collars Ceiling (C$/bbl)                                   --      $58.67          --

Natural Gas
   AECO based hedge volumes (mGJ/d)
   --------------------------------
   Collars (C$ based)                                      1,056         608          --

   AECO hedge prices
   -----------------
   Floor (C$/GJ)                                           $5.73       $5.69          --
   Ceiling (C$/GJ)                                         $7.97       $8.41          --

Secured by this hedging program and based upon expected production levels and current commodity strip pricing(1), Canadian Natural expects 2005 cash flows of approximately $4.8 - $5.1 billion and net earnings of approximately $1.5 -$1.7 billion. After the Company's budgeted 2005 capital expenditure program of $4.5 billion, which includes $1.4 billion of Horizon Project costs, the Company will generate excess free cash flow which will further strengthen its balance sheet. It is currently expected that Canadian Natural will exit 2005 with a debt to book capitalization of approximately 30%, lower than the 34% at December 31, 2004.

As effective as economic hedges are against reference commodity prices, a certain portion of the hedges do not meet the requirements for hedge accounting under Generally Accepted Accounting Principles ("GAAP") due to currency, product quality and location differentials (the "non-designated hedges"). Hence, the Company is required to revalue the non-designated hedges to prevailing market prices at each quarter end. Due to the sharp increase in crude oil prices at the end of March 2005, Canadian Natural, in its first quarter results, will record an after tax expense of approximately $679 million on its hedging program. This unrealized risk management expense essentially reflects, at March 31, 2005, the implied price differentials for the non-designated hedges for the next 7 quarters. This does not affect the Company's first quarter cash flows or its ability to finance the Horizon Project. Management believes its risk management program continues to meet the objective to secure funding for the Horizon Project and will not alter its current strategy of obtaining price certainty for its crude oil and natural gas production in order to underpin its capital expenditure programs during the Horizon Project construction years.

The Company utilizes a broad based stock compensation plan to attract and retain employees in a very competitive environment. All employees participate in this plan, which includes the issuance of stock options. The Company's practice is to fair value these stock options to the quarter end stock market price for the Company's common shares and the change is recognized in net earnings. As a result of the 33% appreciation in the share price (March 31, 2005 - C$68.36) during the first quarter of 2005, an after tax expense of approximately $125 million will be included in the first quarter. This charge reflects the increase in the potential cash liability should all such options be exercised for a cash payout at the market price on March 31, 2005.

Upon release of the results for the quarter ended March 31, 2005, Canadian Natural will provide an update of adjusted net earnings from operations, a non-GAAP term that lists the after tax effects of certain items of a non-operational nature, including the two items discussed above. It is expected that the adjusted net earnings from operations for the quarter ended March 31, 2005 will be approximately $330 to $380 million.


--------
(1) Assumes average 2005 commodity pricing of US$54.00/bbl for WTI crude oil reference pricing, C$7.50/mcf for AECO natural gas and a US$/C$ exchange rate of $0.82 as well as heavy oil differentials of US$20.00/bbl.

                                                                          PAGE 3
================================================================================


The Company's results for the first quarter will be released on May 4, 2005. A conference call will be held on that day at 9:00 a.m. Mountain Daylight Time, 11:00 a.m. Eastern Daylight Time.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates", or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the impact of competition, availability and cost of seismic, drilling and other equipment; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; the availability and cost of financing; the success of exploration and development activities; the timing and success of integrating the business and operations of acquired companies; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the asset retirement obligations; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and Management's course of action would depend upon its assessment of the future considering all information then available. Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

SPECIAL NOTE REGARDING PRODUCTION

In this document, all references to dollars refer to Canadian dollars unless otherwise stated. Reserves and production data is presented on a before royalties basis unless otherwise stated. In addition, reference is made to oil and gas in common units called barrel of oil equivalent ("boe"). A boe is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6mcf:1bbl ratio is based on an energy equivalency at the burner tip and does not represent the value equivalency at the well head.

                                                                          PAGE 4
================================================================================


SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

Management's discussion and analysis includes references to financial measures commonly used in the oil and gas industry, such as cash flow, cash flow per share and EBITDA (net earnings before interest, taxes, depreciation depletion and amortization, asset retirement obligation accretion, unrealized foreign exchange, stock-based compensation expense and unrealized risk management activity). These financial measures are not defined by Generally Accepted Accounting Principles ("GAAP") and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate the performance of the Company and of its business segments. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, as determined in accordance with Canadian GAAP, as an indication of the Company's performance.

For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8


TELEPHONE:  (403) 514-7777
FACSIMILE:  (403) 517-7370            ALLAN P. MARKIN              STEVE W. LAUT
EMAIL:      IR@CNRL.COM                      Chairman    Chief Operating Officer
WEBSITE:    www.cnrl.com
                                     JOHN G. LANGILLE            COREY B. BIEBER
TRADING SYMBOL - CNQ                        President             Vice-President
Toronto Stock Exchange                                        Investor Relations
New York Stock Exchange